UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of September 2024

Commission File Number: 001-14014

CREDICORP LTD.
(Translation of registrant’s name into English)

Of our subsidiary
Banco de Credito del Peru:
Calle Centenario 156
La Molina
Lima 12, Peru
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2024

CREDICORP LTD. (Registrant)

	By:	/s/ Milagros Cigüeñas
Milagros Cigüeñas
Authorized Representative

September 27, 2024

Securities and Exchange Commission - SEC

Re.: Presentation on Credicorp’s Strategic Update

Attached herewith find a summary of the Press Release dated September 26, 2024, with respect to a presentation Credicorp Ltd. delivered on September 26, 2024, regarding its 2024 Strategic Update. The full press release and presentation can be found on our investor relations website, but which presentation is not incorporated herein by reference.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the ‘Exchange Act’) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Milagros Cigüeñas
Authorized Representative
Credicorp Ltd.

Press Release

Credicorp Ltd. hosted its 2024 Strategic Update, highlighting its commitment to innovation and sustainable growth. Management highlighted that Credicorp is on track to achieve a sustainable 18% return on equity (ROE) despite challenging macroeconomic conditions. Key initiatives include accelerating digital transformation, enhancing customer engagement, and improving operational efficiency. Credicorp aims to generate 10% of its risk-adjusted revenues from new business models by 2026. CEO Gianfranco Ferrari emphasized the company’s robust performance, noting that BCP achieved a 23.7% ROE in the first half of the year, and Yape reached break-even in May 2024.

Chief Innovation Officer Francesca Raffo discussed Credicorp’s disciplined approach to self-disruptive initiatives, focusing on market penetration, expanding total addressable market (TAM), and accelerating the development of key capabilities. The company maintains strict investment boundaries to ensure alignment with strategic objectives. During a fireside chat, leaders from Yape and Krealo discussed collaboration opportunities and future aspirations. In the Company’s Strategic Update 2024 - Appendix, posted on its website, it provided new 2026 Aspirations for Yape that include 16.5 million active users, an increase of 6.5 million from the 2026 Aspiration set two years ago, and to achieve S/ 600 billion in transactions per year as compared to S/ 100 billion in transactions per year set two years ago, among others. The event concluded with a Q&A session, reinforcing Credicorp’s focus on market penetration, untapped business segments, and transformative technologies.

A full press release issued by the company can be found at the following link:
https://credicorp.gcs-web.com/news-releases

The company’s web page and presentations can be found at the following link:
https://credicorp.gcs-web.com/presentations/investor-conference